Winc, Inc.

1751 Berkeley St, Studio 3

Santa Monica, CA 90404

October 21, 2021

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:        Suying Li; Joel Parker; Nicholas Lamparski; Jacqueline Kaufman

Re:	Winc, Inc.
Registration Statement on Form S-1 (File No. 333-259828)

Ladies and Gentlemen:

Winc, Inc. (the “Company”) hereby respectfully requests withdrawal of its acceleration request letter filed as correspondence via EDGAR on October 18, 2021, which requested that the above-referenced Registration Statement on Form S-1 (File No. 333-259828) become effective Tuesday, October 20, 2021, at 4:00 p.m., Eastern Time, or as soon as reasonably practicable thereafter. The Company is no longer requesting that such Registration Statement be declared effective at this specific date and time and the Company hereby formally withdraws its request for acceleration of the effective date as stated above/

* * * *

If you have any questions regarding the foregoing, please contact Drew Capurro of Latham & Watkins LLP, counsel to the Company, at (714) 755-8008 or, in his absence, Brian Cuneo at (650) 463-3014.

Very truly yours,

Winc, Inc.

By:	/s/ Geoffrey McFarlane
Geoffrey McFarlane
Chief Executive Officer

cc:    Matthew Thelen, Winc, Inc.

 Drew Capurro, Latham & Watkins LLP

 Brian Cuneo, Latham & Watkins LLP

 B. Shayne Kennedy, Latham & Watkins LLP